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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of _September, 2005

                          GRUPO IUSACELL, S.A. de C.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934. Yes [ ]   No [X]

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Documents Furnished By the Registrant
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1. Press Release of the Registrant dated September 19, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.


Date: September 19, 2005                                   /s/ Fernando Cabrera
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact


                                                           /s/ Jose Luis Riera
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

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[LOGO OF IUSACELL]

                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

IUSACELL PRESS RELEASE

Mexico City, September 19, 2005 - Grupo Iusacell, S.A. de C.V., [BMV: CEL, NYSE:
CEL], announced today that, as previously reported, as of September 19, 2005, and per the company's instructions, the Bank of New York (BONY) has terminated the company's American Depositary Receipt (ADR) program. As a result, the New York Stock Exchange (NYSE) will suspend trading of the company's ADRs on September 20, 2005. As of this date, the company's ADRs will no longer be traded on the NYSE.

As previously announced, at an Extraordinary Shareholder Meeting, on June 1, 2005, 96.7% of Iusacell shareholders approved termination of the ADR program after an analysis and discussion of the costs and benefits of a continued listing on a U.S. national securities exchange.

As previously explained, ADR holders will have 60 days beginning September 20, 2005, to exchange their ADRs for shares traded on the Mexican Stock Exchange
(BMV). After the 60 day period, BONY will be able to sell shares corresponding to the ADRs that have not been exchanged and distribute the proceeds of such sale to holders of the remaining ADRs.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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